June 13, 2019

Mark Williams
President and Chief Executive Officer
20/20 Global, Inc.
480 22nd Street, Box 2
Heyburn, ID 83336

       Re: 20/20 Global, Inc.
           Form 10-12G
           Filed April 15, 2019
           File No. 000-56022

Dear Mr. Williams:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products